February 26, 2008

Via Federal Express

Mr. Tim Buchmiller
Senior Attorney, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Texas Instruments Incorporated
Annual Report for the Fiscal Year Ended December 31, 2006 on Form 10-K File No. 001-3761

Dear Mr. Buchmiller:

I am writing in response to your letter dated February 14, 2008 to Texas Instruments Incorporated containing comments on our Form 10-K for the year ended December 31, 2006.  As you will note below, we will address your comments in our Form 10-K for the year ended December 31, 2007, as appropriate.  We intend to include similar disclosures, revised as appropriate, in our filings for relevant subsequent periods.

COMMENT 1: We have reviewed your response to our prior comment.  In your future filings, as applicable, please expand your disclosure to further clarify the nature of the securities that you hold.  For example, although you have disclosed that your asset-backed fixed income securities are divided about equally between mortgage-backed securities secured by “non-subprime mortgage pools” and “non-mortgage-related asset-backed commercial paper,” please disclose what type of mortgage pools, and what type of other assets, back the securities that you hold.

RESPONSE 1:  We will expand our disclosure as requested in future filings.  For example, in Note 3 to our financial statements for the fiscal year ended December 31, 2007, we have added a table and related narrative disclosure that more fully describes the assets underlying our cash equivalents and short-term investments.

COMMENT 2:  It also appears from footnote 3 to your financial statements for the year ended December 31, 2006 that approximately $1.68 billion of your cash equivalents and short-term investments were held in “auction-rate securities.”  In your future filings, as applicable, please clearly discuss the nature of the material aspects of those securities as necessary to provide your investors with information necessary for a clear understanding of your balance sheet items.  For example, as appropriate, identify the nature of the auction-rate securities that you hold, the credit rating of those securities, indicate what factors may affect the value or liquidity of those securities, disclose how the interest rates on those investments will be determined and any material risks.  Also, if those securities are reasonably likely to affect your financial condition in a material way, please expand your discussion and analysis as applicable in future filings to provide your investors with information necessary for a clear understanding of the trend or uncertainty.  Refer to Item 303(a) of Regulation S-K.  Also add any appropriate disclosure required by Item 305 of Regulation S-K.

RESPONSE 2:  We will expand our disclosure as requested in future filings.  For example, in Notes 3 and 17 to our financial statements for the fiscal year ended December 31, 2007, and the Liquidity and Capital Resources and Quantitative and Qualitative Disclosures about Market Risk sections of our accompanying MD&A disclosure, we have added a discussion of auction-rate securities that includes the risks associated with holding such securities and our expectations regarding the potential impact of these risks on our financial condition.

COMMENT 3:  In your future filings, as applicable, revise the “Critical Accounting Policies” section of “Management’s Discussion and Analysis” to discuss the material accounting estimates and assumptions you make in valuing the auction-rate securities that you hold.  Describe the process by which you determine the value of those securities, the levels of judgment involved and the susceptibility of the resulting value to changes in your estimates and assumptions.

RESPONSE 3:  We accounted for our investments in auction-rate securities held as of December 31, 2007, at fair value based on readily-available market prices or third-party broker quotes.  We did not adjust for or apply any additional assumptions or estimates to the pricing information we received from brokers.  The pricing information we received from brokers utilized market participant data, and therefore we believe it was the most reliable information available regarding the value of our auction-rate securities.  Accordingly, we do not believe it is appropriate to add a discussion disclosing the estimates and assumptions used to value our auction-rate securities to the  “Critical Accounting Policies” section of our Form 10-K for 2007.

We have revised Note 3 to our financial statements in our Form 10-K for 2007 to disclose that these investments are stated at fair value based on market prices or broker quotes, and we will include similar disclosure in future filings, as appropriate.

Third-party broker quotes currently are not available for purposes of valuing our auction rate securities; should that condition persist, we will consider whether we should expand our Critical Accounting Policies disclosure beginning with our first-quarter 2008 Form 10-Q.

We trust that the above information will be sufficient for your purposes.  If you have any questions, please call Charlie Miller of Texas Instruments at 214-480-6707.

Very truly yours,

/s/ Kevin P. March
Kevin P. March
Senior Vice President and
Chief Financial Officer